Exhibit I.3

GUINNESS GHANA BREWERIES LIMITED RENOUNCEABLE RIGHTS ISSUE OFFER RESULTS

Guinness Ghana Breweries Limited (“GGBL”) wishes to announce the success of its GHS 180,000,000 Renounceable Rights Issue (the “Offer”). The Offer ran for a period of 28 days from 06 May, 2016 to 03 June, 2016. The Offer was for 96,256,685 new ordinary shares of no par value at GHS 1.87 per share in a ratio of 1 new share for every 2.1956 existing shares held by qualifying shareholders of GGBL. The Offer was oversubscribed by 0.39%, raising a total of GHS 180,694,738.42 compared to the Offer amount of GHS 180,000,000.

IC Securities (Ghana) Limited acted as the Sole Financial Advisor and Sole Sponsoring Broker to GGBL in respect of the Offer.

ALLOTMENT STRATEGY AND REFUNDS

Refunds have been made to two (2) applicants, representing about 1.34% of the 149 applications received. The amount refunded was GHS 694,733.05.

As stated in the Renounceable Rights Issue Offer Circular (“Offer Circular”), shares were allotted to applicants based on the following:

I.	satisfaction of all duly completed applications from Qualifying Shareholders and their Renouncees as pertains to Qualifying Shareholders’ Rights in the Offer; and

II.	satisfaction of all duly completed applications from Qualifying Shareholders and Renouncees for Extra Shares, pro-rating where necessary.

As per the Offer Circular, the successful applicants with Central Securities Depository (“CSD”) accounts will have their CSD accounts credited with their respective allotment by 22 June, 2016. CSD Accounts have been opened for applicants without CSD accounts and their respective allotments will also be credited to their accounts by 22 June, 2016.

A press release will be put out on 22 June, 2016 to inform successful applicants that shares allotted to them have been credited to their respective CSD accounts.

The offered ordinary shares have not been, and will not be, registered with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or with any securities regulatory authority of any state or other jurisdiction in the United States, in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 801 thereunder.

The Offer was made for the ordinary shares of a limited liability company incorporated under the laws of the Republic of Ghana. The Offer is subject to the disclosure requirements of the Republic of Ghana which are different from those of the United States. The financial statements and financial projections included in the Offer Circular have been prepared in accordance with accounting standards applicable in Ghana and thus may not be comparable to financial statements or financial projections of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since GGBL is located outside the United States and some or all of its officers and directors may be resident outside the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

GGBL wishes to use this opportunity to thank the public for ensuring a successful rights issue.

Issued by:

Guinness Ghana Breweries Limited,

Industrial Area, Kaasi,

P.O. Box 1536,

Kumasi.

20 June, 2016